FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Argentine National Securities Commission (Comisión Nacional de Valores –CNV), dated August 17, 2007 regarding documents being filed at the Commision’s electronic filing system (Autopista de Informacion Financiera)

Buenos Aires, August 17, 2007 Comisión Nacional de Valores

Ref: CNV Board Resolution dated August 16, 2007 related to “Telecom Argentina s/Hechos Relevantes”

Dear Sirs,

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to comply with the point 1 of the referred resolution, for with the documents detailed below are being filed at the Autopista de Información Financiera.

1.	The letter dated August 3, 2007 submitted to the Comisión Nacional de Valores by Mr. Gerardo Werthein, Vice-Chairman of the Board (Receipt Nº9.722/07), that was adhered to by the Directors Mr. Julio P. Naveyra, and Mr Esteban Macek, attaching the letter that was submitted to the Buenos Aires Stock Exchange, noting that – as stated in the referred resolution – such persons have signed the letter as a personal note, not representing the opinion of the Board.

2.	The letter subscribed by the undersigned, dated August 7, 2007 (Receipt Nº9.823/07).

3.	The letter dated that same day signed by two of the three members of the Supervisory Committee (Receipt Nº9.822/07).

Yours sincerely,

Carlos A. Felices

Chairman of the Board of Directors

Buenos Aires, August 3, 2007

Comisión Nacional de Valores

Ref: Modifications to the Control Group C.D. 178338 dated July 3, 2007 of the Bolsa de Comercio de Buenos Aires

Dear Sirs,

I am writing you as Vice-chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to attach a copy of the letter that I have submitted today to the Bolsa de Comercio de Buenos Aires, related to the letter referred above and to the note with the response signed by an attorney-in-fact of Telecom Argentina.

Yours sincerely,

Gerardo Werthein

Vice-chairman of Telecom Argentina S.A.

Buenos Aires, August 3, 2007

Dear

Technical and Negotiable Instruments Manager

of the Buenos Aires Stock Exchange

Doctora Nora Ramos

Re.:	Changes in the Control Group

C.D. 178338 dated July 3, 2007.

I, in my capacity as Vice-Chairman of Telecom Argentina S.A. (“Telecom Argentina”), am writing in connection with your note of reference, reiterated on August 1, 2007 (C.D. 178509), and the answer signed by an agent of Telecom Argentina and submitted to the Buenos Aires Stock Exchange in order to provide additional information.

In the note you request information about the present or future effects on Telecom Argentina’s control and decision-making structure of the transfer of shares of Olimpia S.p.A. (“Olimpia”), shareholder of Telecom Italia S.p.A. (“Telecom Italia”), hereinafter the “Transaction”, as to which Telefónica S.A. (“Telefónica de España”) has submitted to the Buenos Aires Stock Exchange certain information on April 28, 2007, mentioned in the answered note, stating that, in the communication released on April 28, 2007, Telefónica de España has indicated that Telefonica de España and Telecom Italia will be managed autonomously and independently and that Telefónica de España and the directors nominated by Telefonica de España “will neither participate nor vote at the meetings of the corporate authorities where corporate decisions affecting countries in which both companies are present are discussed.”

Taking into account that Telecom Argentina only has the information that the parties to the Transaction and Telecom Italia have made public or submitted to the control authorities, after considering the issue and thoroughly analyzing the information available to the public, the directors of Telecom Argentina have different opinions about the issues included in your note and no decision has been adopted by the Board of Directors of Telecom Argentina. In order to contribute to a more transparent and informed market, I, in my capacity as Vice-Chairman of Telecom Argentina, consider that it is necessary to communicate to the Buenos Aires Stock Exchange my opinion on this issue, which is shared by independent directors Julio Pedro Naveyra and Esteban Macek; thus providing additional information with respect to the information provided by Telecom Argentina’s agent.

In order to form an opinion about the issues included in you inquiry, the following information has been specially taken into account: (a) Forms 20-F for FYs 2005 and 2006 submitted by Telecom Italia to the Securities & Exchange Commission (the “Telecom Italia 20-F Forms”) (posted on www.sec.gov and www.telecomitalia.com), (b) the Co-investment agreement dated April 28, 2007 between Telefónica, as industrial partner, and four investors located in Italy (Telefónica de España, together with such Italian companies, the “Buying Group”), (c) the shareholders” agreement dated April 28, 2007 executed between the members of the Buying Group, (d) the draft bylaws of “Telco” (which is the company that will acquire, directly or indirectly, all the shares in Olimpia and 23.6% of the voting shares in Telecom Italia, (f) the press releases of the members of the Buying Group, (g) the current Telecom Argentina control structure. The documents mentioned in (b), (c) and (d) were submitted by Telefónica de España to the Buenos Aires Stock Exchange and are available at www.cnv.gov.ar and www.telefonica.es.

Telecom Argentina is controlled by Nortel Inversora S.A. (“Nortel”) (which holds 54.74% of the shares and votes in Telecom Argentina). At the last shareholders’ meeting of Telecom Argentina (April 2007), all the elected directors of Telecom Argentina were proposed by Nortel and all Nortel’s proposals were approved at the shareholders’ meeting of Telecom Argentina. Nortel is controlled by Sofora Telecomunicaciones S.A. (“Sofora”) (which holds more than 83% of the currently voting shares of Nortel). Out of six directors in Nortel, five of the directors appointed have been nominated by Sofora. Sofora is jointly controlled by Telecom Italia (50% of the shares and votes in Sofora, directly and indirectly through its subsidiary Telecom Italia Internacional N.V. and, together with Telecom Italia, the “Telecom Italia Group”) and W de Argentina—Inversiones SL (“W de Argentina”) (48% of the shares and votes in Sofora). In April 2007 (and since December 2003), as set forth in the shareholders’ agreement between W de Argentina and the Telecom Italia Group, out of six directors in Telecom Argentina, 3 directors –including the board of directors’ chairman- were nominated by the Telecom Italia Group, 2 directors –including the board of directors’ vice-chairman- were nominated by W de Argentina and one director was appointed jointly by the Telecom Italia Group and W de Argentina. In the event of a tie at the meetings of the board of directors of Telecom Argentina, the Chairman has a casting vote. Since December 2003, the Telecom Italia Group is the exclusive operator of Telecom Argentina (Resolution 111/2003 of the Argentine Communications Department).

According to the Telecom Italia 20-F Forms:

1.	If “control” is only interpreted as having more than 50% of the voting shares, neither Olimpia nor any other company would control Telecom Italia.

2.	However, although Olimpia does not hold more than 50% of the voting shares of Telecom Italia, Olimpia exerts a significant influence on all matters to be decided by a vote of the shareholders of Telecom Italia (page 7 of Telecom Italia 20-F Form for FY 2006 “Risks associated with Telecom Italia’s ownership chain”).

3.	In addition, as a majority of the directors of Telecom Italia are appointed as a result of a proposal of Olimpia, Olimpia has the power to influence certain actions of Telecom Italia (page 7 of Telecom Italia 20-F Form for FY 2006 “Risks associated with Telecom Italia’s ownership chain”).

4.	In principle, the interests of Olimpia in deciding shareholder matters could be different from the interests of Telecom Italia’s other shareholders, and it is possible that certain decisions (adopted by Telecom Italia) could be taken that may be influenced by the needs of Olimpia (page 7 of Telecom Italia 20-F Form for FY 2006 “Risks associated with Telecom Italia’s ownership chain”).

5.	Telecom Italia’s financial position is not directly related to Olimpia and Telecom Italia does not have any obligations with respect to Olimpia’s debts since they are separate legal entities. Notwithstanding the foregoing, since certain rating agencies might view Telecom Italia’s financial position as linked in some way to that of Olimpia, such a view could affect Telecom Italia’s debt ratings, which may adversely affect Telecom Italia’s financial flexibility and its costs (page 7 of Telecom Italia 20-F Form for FY 2006 “Risks associated with Telecom Italia’s ownership chain”).

6.	Section 9 of Telecom Italia’s bylaws provides for directors to be elected through the slate system (“voto di lista” in Italian). The slates of candidates are presented by the shareholders or by the outgoing board of directors. Each shareholder may submit only one slate and each candidate may appear on only one slate. Only those shareholders who alone or together with other shareholders hold a total number of Telecom Italia’s shares representing at least 1% of the share capital entitled to vote may submit slates. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected (80%) are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three, four or five, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors (page 201 of Telecom Italia 20-F Form for FY 2006 “Appointment of Directors” and Telecom Italia’s bylaws available at www.telecomitalia.com).

7.	At the April 2007 shareholders’ meeting, the slate of candidates proposed by Olimpia obtained the highest number of votes and therefore 15 out of 19 of Telecom Italia’s directors were elected as a result of a proposal of Olimpia (page 201 of Telecom Italia 20-F Form for FY 2006 “Appointment of Directors”).

Consequently, the Telecom Italia 20-F Forms show that, according to Argentine regulations (section 33(2) of Law No. 19,550 and section 2 of Presidential Decree No. 677/2001), Olimpia controls Telecom Italia.

The analysis of Telecom Italia shareholders’ meetings (available at www.telecomitalia.com) confirms the statement of the prior paragraph, given that:

1.	Olimpias’ proposals –or proposals supported by the affirmative vote of Olimpia- are the actions adopted at Telecom Italia shareholders’ meetings. In addition, no action is adopted in Telecom Italia without the affirmative vote of Olimpia.

2.	15 out of 19 of Telecom Italia’s directors were elected as a result of a proposal of Olimpia, 2 as a result of a proposal of Holinvest and 2 as a result of a proposal of Arca SGR.

“Telco” will acquire the shares of Olimpia and with 23.6% of the votes in Telecom Italia will control (section 33(2) of Law No. 19,550 and section 2 of Presidential Decree No. 677/2001) Telecom Italia on the same grounds on which Olimpia controls Telecom Italia. Olimpia is currently controlled by Pirelli&C.S.p.A., Sintonia S.p.A. and Sintonia S.A. Therefore, the transfer of Olimpia shares and the creation of Telco results, according to Argentine law, mainly section 2 of Presidential Decree No. 677/2001 on the “Public Offering Transparency System”, in a change of control in Telecom Italia, and consequently, in Telecom Argentina.

Telco’s reference shareholder and its only industrial partner with special veto rights is Telefónica de España (parent of Telefónica de Argentina S.A.). Such circumstance, coupled with the public statements made by Telefónica de España, is sufficient to hold that Telefónica de España will have a significant influence on Telecom Italia, and therefore, on the companies controlled by Telecom Italia. In addition, it may be assumed that Telefónica de España will have access to the data and plans of Argentina.

In addition, it should be stated that (as set forth in the Co-investment agreement dated April 28, 2007 and according to Telco’s shareholders’ agreement mentioned above, the press releases and the information publicly available in the market):

1.	For Telefónica de España, the investment in Telco implies “a strategic vision and perspective”.

2.	Telefónica de España and the other co-controlling parties of Telecom Italia have committed to supporting any strategic initiative that the management of Telecom Italia and Telefónica de España may implement jointly.

3.	Telefónica de España has expressed its intention to profit from synergies with Telecom Italia.

4.	Telefónica de España, through its Argentine subsidiaries, is currently the main competitor of Telecom Argentina.

The following considerations should be expressed in connection with the information reported by Telefónica de España and mentioned in the Buenos Aires Stock Exchange note CD 178338 dated July 3, 2007 holding that Telefónica de España and Telecom Italia “will be managed autonomously and independently, and that Telefónica S.A. (“Telefónica”) and the directors designated by Telefónica will neither participate nor vote at the meetings of the corporate authorities at which corporate decisions affecting countries in which both companies are present are discussed”.

First of all, the expression making reference to the autonomous and independent management is a mere “whereas” clause that lacks any operative and enforcement provisions in the co-investment agreement and the shareholders’ agreement. On the contrary, there are some hints indicating that such autonomy and independence may not be real, as reflected by the phrase: (a) the “strategic vision and perspective”, (b) the strategic initiatives that Telefónica de España and Telecom Italia have committed to supporting, and (c) the synergies between Telecom Italia and Telefónica de España.

Regarding the alleged abstention by Telefónica de España and the directors appointed as a result of its proposals to participate at the meetings of the corporate authorities where corporate decisions affecting the countries in which both companies are present are discussed, such commitment has not been included in such terms in the shareholders’ agreement, given that the abstention would only apply, according to Telco’s shareholders’ agreement, if there are regulatory and legal restrictions or limitation preventing Telefónica de España from voting. Telefónica de España has not explained to date if such limitations or restrictions exist and which such limitations and restrictions are.

Summing up and to answer the inquiry made by the Buenos Aires Stock Exchange in the reference note, in the opinion of the independent directors of Telecom Argentina Julio Pedro Naveyra and Esteban Macek and of Vice-Chairman Gerardo Werthein, the transfer of Olimpia’s shares, the creation of Telco and the incorporation of Telefónica de España as a shareholder of Telco may give rise to a change in the control structure of Telecom Argentina and there are sufficient grounds to assume that such change may affect the decision-making structure of Telecom Argentina.

Best regards

Gerardo Werthein

Vice-Chairman of Telecom Argentina S.A.

Buenos Aires, August 7, 2007 Comisión Nacional de Valores

Ref: CNV Note Nº 2806/Emi dated August 3, 2007

Dear Sirs,

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to respond to the referred note of the Department of Issuers.

In this regard, we inform that we acknowledge the personal note submitted to the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires (“BCBA”) by the Directors Mr. Gerardo Werthein, Mr. Julio P. Naveyra, and Mr Esteban Macek. In relation to this matter, we note that the response of Telecom Argentina to the request of information of the BCBA is what was have expressed in the letter dated August 3, 2007 signed by Mrs. Maria Delia Carrera Sala, as Attorney-in-fact of the Company, sent with my authorization, per the legal powers as legal representative of Telecom Argentina.

Moreover, no meeting of the Board of Directors was held or summoned to deal with the issue referred in the above mentioned letters, and therefore there is no minute of meeting related to such issue.

With respect to the consideration if the letter submitted by the Directors Mr. Werthein, Mr. Naveyra, and Mr Macek must be published in the Autopista de Información Financera, we understand that the CNV must evaluate such matter.

Yours sincerely,

Lic. Carlos A. Felices

Chairman of the Board

Buenos Aires, August 7, 2007

Messrs.

Comisión Nacional de Valores

Attn.: Subgerencia de Sociedades Emisoras

c.c.: Bolsa de Comercio de Buenos Aires

Dear Sirs,

1.

We hereby respond to your letter sent on August 3rd, in order to inform that we have taken due notice of the letter delivered by the members of the Board of Directors. Messrs. Gerardo Werthein, Julio Naveyra and Esteban Macek. In respect thereof we hereby inform you that the position of Telecom Argentina S.A. (hereinafter TA) with respect to the request for information submitted by the Bolsa de Comercio de Buenos Aires (hereinafter “BCBA”) is that set forth in the letter sent on August 3rd, 2007 by a duly authorized officer, mandated by the President of TA, in accordance with the authority contemplated in the By-laws. Based on the foregoing, the letter sent by Messrs. Werthein, Naveyra and Macek is not a letter explanatory of the one sent by TA to the BCBA but one of a personal nature. The foregoing notwithstanding, in the event you consider it appropriate this Supervisory Committee does not object that same be published, clarifying that (i) such letter is of a private nature and that it is not a document which represents the opinion of TA, and (ii) the Supervisory Committee considers that such letter includes assessments that, in our judgment, are contradictory to the information published by Telefónica –a party to the transaction of sale of shares of Olimpia SpA, shareholder of Telecom Italia SpA- according to their letter sent to the BCBA on July 18, 2007, referred to in paragraph 3 of this letter.

Therefore, in the event such assessments result not to be true, such circumstance may be misleading to the investors, and we mention this fact in order to disclaim any liability.

2.	The Board of Directors has not considered the matter, nor the Board has been convened to that effect, as contemplated in Section 10 of the By-laws, and therefore there is no minute to submit.

3.

In addition, it exceeds the capacity of this Supervisory Committee to give an opinion with respect to a complex transfer of shares subject to foreign law. Notwithstanding the foregoing, it is worth mentioning that in the information published on July 18, 2007, Telefónica de España, a party to the transaction, has informed the public the details of same, and a copy of such publication is enclosed herewith. Likewise it is necessary to point out that in the same communication it is reported that the European Commission, in charge of antitrust matters, in response to the consultation posed by the parties to the sale of the shares, gave an opinion whereby they mention that such transaction does not constitute a concentration under the Rules of Control of Concentration of the European Union, and that none of the parties assumes individual or joint “control” over Telecom Italia.

4.	The contents of this letter were approved by a majority of the members of the Supervisory Committee.

Yours,

Silvia Poratelli	Jorge Pérez Alati
Regular Syndic	President
Supervisory Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 20, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors